Exhibit 99.16

CONSENT OF EXPERT

The undersigned hereby consents to the use of my name and references to, excerpts from, and summaries of the Technical Report titled Carangas Silver- Gold Project - Department of Oruro, Bolivia - NI 43-101 Mineral Resource Estimate Technical Report” (effective date August 25, 2023), which is included in, or incorporated by reference into, the:

  Annual Report on Form 40-F of New Pacific Metals Corp. for the year ended June 30, 2024 being filed with the United States Securities and Exchange Commission; and

  Registration Statement on Form F-10 (Registration No. 333-273541) of New Pacific Metals Corp.

Dated: September 24, 2024

/s/ Marcelo del Giudice
Marcelo del Giudice, FAusIMM